September 19, 2007
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549
Attention: Ellie Quarles
Re:	Columbia Sportswear Company Definitive 14A Filed April 20, 2007 File No. 0-23939
Dear Ms. Quarles:
     This letter is in response to your letter dated August 21, 2007 commenting on Columbia Sportswear Company’s 2007 Proxy Statement. As we discussed today, Columbia Sportswear Company will provide a written response to your comments by October 22, 2007.
     Thank you for your attention. If you have any questions regarding this, please feel free to call me directly at 503-985-4305.

Sincerely,
/s/ Peter Bragdon

Peter Bragdon Vice President and General Counsel